SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                            GOLDEN TELECOM, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 38122G107
          -------------------------------------------------------
                               (CUSIP Number)

                             CHRISTINE TOURNEY
                       FIRST NIS REGIONAL FUND SICAV
                       C/O BANK OF BERMUDA LUXEMBOURG
                             40 AVENUE MONTEREY
                                 LUXEMBOURG
                              +35-2-40-46-46-1
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                MAY 5, 2006
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               FIRST NIS REGIONAL FUND SICAV

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               LUXEMBOURG

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                      7    SOLE VOTING POWER
      NUMBER OF
                               451,609*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               451,609*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*

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     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               451,609*

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     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2%

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     14    TYPE OF REPORTING PERSON
               OO - PRIVATE INSTITUTIONAL FUND

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*See Items 5 and 6 below

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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BARING VOSTOK CAPITAL PARTNERS

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                      (b)  [X]*

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS
               OO

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
               GUERNSEY

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                      7    SOLE VOTING POWER
      NUMBER OF
                               451,609*
        SHARES
                     ---------------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               NONE*
       OWNED BY
                     ---------------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER
      REPORTING
                               451,609*
        PERSON
                     ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               NONE*

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     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               451,609*

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     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                  [ ]

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     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2%

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     14    TYPE OF REPORTING PERSON
               PN - PARTNERSHIP

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*See Items 5 and 6 below

INTRODUCTORY STATEMENT
----------------------

     This Amendment No. 3 relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Golden Telecom, Inc., a Delaware corporation ("Golden Telecom").

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D originally filed on May 21, 2001 by First NIS Regional Fund ("First NIS Fund") and BPEP Management UK Limited ("BPEP"), as amended by Amendment No. 1 on Schedule 13D/A filed on September 10, 2002 and Amendment No. 2 on
Schedule 13D/A filed on August 27, 2003.

     The principal executive offices of Golden Telecom are located at c/o Representation Office Golden Teleservices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia, 115114.

ITEM 2.   Identity and Background
          -----------------------

     Item 2 is hereby amended by replacing the second through fourth paragraphs with the following:

     First NIS Fund is a private institutional fund organized and registered under the laws of Luxembourg. BPEP, a private limited company organized under the laws of England and Wales, formerly was the manager of First NIS Fund.

     Effective in April 2006, the relevant Luxembourg authorities approved a change in fund manager to Baring Vostok Capital Partners ("BVCP" and, together with First NIS Fund, the "Reporting Persons").

     The address of the principal office of First NIS Fund is 13 Rue Goethe, L-1637 Luxembourg, c/o Bank of Bermuda Luxembourg. The address of the principal office of BVCP is Gasheka Str.7, Bldg. 1, Ducat Place II, Suite 750, Moscow, Russia 123056.

     The name, business address, citizenship, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each partner of BVCP is set forth on Schedule I hereto, which is incorporated herein by reference.

ITEM 5.   Interest in Securities of Golden Telecom
          ----------------------------------------

     Item 5(a)(i) is hereby amended by renumbering it as Item 5(a), deleting the first two paragraphs and replacing them with the following:

     (a)(i) As of March 14, 2006, as reported by Golden Telecom in its Annual Report on Form 10-K dated March 14, 2006, there are an aggregate of 36,479,176 shares of Common Stock outstanding. As of the date hereof First NIS Fund beneficially owns 451,609 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock.

     Due to its relationship with First NIS Fund (see Item 2), as of the date hereof, BVCP may be deemed to beneficially own 451,609 shares of Common Stock. Based on an aggregate of 36,479,176 outstanding shares of Common Stock, this would represent approximately 1.2% of the outstanding shares of Common Stock. BVCP disclaims beneficial ownership of all Common Stock beneficially owned First NIS Fund.

     Item 5(a)(i) is further amended by deleting the fourth and fifth paragraphs and replacing them with the following:

     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of RTK, Alfa Telecom, Telenor, CIPEF and Cavendish (and the funds for which it serves as nominee) for information regarding such entities, their respective beneficial ownership of shares of Common Stock and any changes to such respective beneficial ownership of shares of Common Stock. To the best of the Reporting Persons' knowledge, each of RTK, Alfa Telecom, Telenor, CIPEF, and Cavendish (as nominee), respectively, may be deemed to beneficially own the following numbers and percentages of shares of Common Stock, in each case as reported in Golden Telecom's 2006 Proxy Statement filed with the Securities and Exchange Commission on April 28, 2006, unless otherwise specified: RTK - 4,024,067 (11.1%); Alfa Telecom - 10,731,707 (29.5%); Telenor - 7,369,972 (20.3%); CIPEF - as reported in the Form 4 filed by Ashley Dunster on February 27, 2006, 1,276,046 shares (3.5%) and Cavendish (as nominee) - as of the date hereof, 1,313, 880 shares (3.6%).

     To the best of the Reporting Persons' knowledge, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund, in the aggregate but not individually, may be deemed to beneficially own 25,167,281 shares of Common Stock (69% of Golden Telecom). Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and Cavendish, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof forms a "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5 under such Act) with, or is the beneficial owner of any shares of Common Stock beneficially owned by, RTK, Alfa Telecom, Telenor, CIPEF or Cavendish.

     Item 5(a)(ii) is hereby amended by deleting the entire text therein.

     Item 5(b) is hereby amended by deleting the entire text therein and replacing it with the following:

     (b) The number of shares of Common Stock with respect to which First NIS Fund (i) has sole voting power is 451,609, (ii) shares voting power is zero, (iii) has sole dispositive power is 451,609 and (iv) shares dispositive power is zero.

     As noted above, BVCP disclaims beneficial ownership of all shares beneficially owned by First NIS Fund.

     Under the Successor Shareholders Agreement, First NIS Fund has agreed to take all action (including without limitation the voting of shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of Golden Telecom's by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provisions. As noted above, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by RTK, Alfa Telecom, Telenor, CIPEF and Cavendish.

     The Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), to share beneficial ownership of 1,313,880 shares of Common Stock owned of record by Cavendish, as nominee, representing, as of the date hereof, approximately 3.6% of the issued and outstanding shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock held of record by Cavendish (and beneficially owned by the funds holding such shares through Cavendish as nominee) and disclaims membership in any "group" with Cavendish and such funds.

     Item 5(c) is hereby amended by inserting the following after the first paragraph:

     First NIS Fund sold the following shares of Common Stock within the last 60 days under a trading plan pursuant to Rule 10b5-1 under the Exchange Act of 1934 and pursuant to Rule 144 under the Securities Act of 1933 (see Item 6 for a description of the Sales Plan):

               DATE              NO. OF SHARES       WEIGHTED-AVERAGE
               ----              -------------       ----------------
                                                     PRICE PER SHARE
                                                     ---------------

             03/17/06                21,240                     30.01
             03/24/06                 2,340                     30.02
             03/27/06                14,282                        30
             03/28/06                 1,190                        30
             03/29/06                 7,380                        30
             03/30/06                 7,498                     30.01
             03/31/06                 4,681                        30
             04/03/06                35,849                     31.14
             04/05/06                 5,385                     30.02
             04/06/06                   952                     30.04
             04/10/06                11,001                        30
             04/12/06                   952                     30.04
             05/05/06                37,683                     32.00


ITEM 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

     Item 6 is hereby amended by adding the following paragraph (f) after existing paragraph (e):

     (f) On August 12, 2005, First NIS Fund entered into a Rule 10b5-1 Sales Plan and Client Representations (the "First Sales Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill") that complied with Rule 10b5-1 under the Securities Exchange Act of 1934. The First Sales Plan was effective from August 22, 2005 to February 15, 2006 and First NIS Fund to sell up to 253,350 shares, of which an aggregate 85,393 shares were sold. On March 16, 2006, First NIS Fund entered into another Rule 10b5-1 Sales Plan and Client Representation (the "Second Sales Plan") with Merrill that complies with Rule 10b5-1 under the Securities Exchange Act of 1934. The Second Sales Plan is effective from March 17, 2006 to September 17, 2006 and will enable First NIS Fund to sell up to 238,038 shares.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2006

                                    FIRST NIS REGIONAL FUND SICAV

                                    By:   /s/ Arthur A. Hartman
                                       ----------------------------
                                       Name:  Arthur A. Hartman
                                       Title:


                                    BARING VOSTOK CAPITAL PARTNERS


                                    By:   /s/ Michael Calvey
                                       ----------------------------
                                       Name:  Michael Calvey
                                       Title: Authorised Signatory

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Subscription Agreement, dated as of September 30, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV***

99.2(a) Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and First NIS Regional Fund SICAV.***

99.2(b) Registration Rights Agreement, dated as of October 5, 1999, between Golden Telecom, Inc. and Baring Vostok Private Equity Fund LP.****

99.3 Share Purchase Agreement, dated April 2, 2001, among Global TeleSystems, Inc., Alfa Bank Holdings Limited, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV.**

99.4 Stock Option Agreement, dated as of May 11, 2001, among Cavendish Nominees Limited, First NIS Regional Fund SICAV and Global TeleSystems Inc.****

99.5           Standstill Agreement, dated as of March 31, 2001.*

99.6           Amendment and Assignment Agreement, dated as of May 11,
               2001.****

99.7           Shareholders Agreement dated as of May 11, 2001.*****

99.8           Agreement among Reporting Persons in respect of Schedule 13D
               Filing***

99.9           Shareholders Agreement, dated as of September 5, 2002******

99.10          Standstill Agreement, dated as of September 5, 2002******

99.11          Shareholders Agreement, dated as of August 19, 2003*******

99.12          Standstill Agreement, dated as of August 19, 2003*******

99.13          Registration Rights Agreement, dated as of August 19,
               2003*******


* Incorporated by reference to the Schedule 13D/A of Capital International Global Emerging Markets Private Equity Fund, L.P., Capital International Investments, LLC, Capital International, Inc. and Capital Group International, Inc. dated April 12, 2001.

**        Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. dated April 5, 2001 (EDGAR Accession No. 0000950129-01-001961).

*** Incorporated by reference to the Schedule 13D of First NIS Regional Fund SICAV dated May 21, 2001

**** Incorporated by reference to the Schedule 13D of Cavendish Nominees Limited and related parties dated May 21, 2001.

*****     Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. and others dated May 21, 2001.

******    Incorporated by reference to the Schedule 13D of Global
          TeleSystems, Inc. and others dated September 10, 2002.

******* Incorporated by reference to the Schedule 13D/A of First Regional Fund SICAV dated August 27, 2003.

                                 SCHEDULE I
                                PARTNERS OF
                       BARING VOSTOK CAPITAL PARTNERS

          The name, present principal occupation or employment, the business address and citizenship for each partner of Baring Vostok Capital Partners is set forth below.


                                  Present Principal
                                  -----------------
     Name and Business         Occupation or Employment        Business Address        Citizenship
     -----------------         ------------------------        ----------------        -----------

Michael Calvey                Managing Partner             c/o Baring Vostok Capital        US
                                                           Partners Limited
                                                           7 Gasheka Street, Dukat Place
                                                           II, Suite 750, Moscow,
                                                           123056, Russia

John A. Dare                  Director                     Dock Head                        UK
                                                           Dock Lane
                                                           SO 42 74J Beaulieu
                                                           Hampshire, England

Terry English                 Director                     13-15 Victoria Road              UK
                                                           St. Peter Port
                                                           Guernsey Channel Islands
                                                           GY1 3ZD

Constance E. Helyar           Managing Director of         Sovlink Corporation              UK
                              International Private        475 Wall Street
                              Equity Services Limited      Princeton, NJ 08540
                                                           USA

David S. Huckfield            Senior Partner of Baring     33 Cavendish Square              UK
                              Private Equity Partners      London England
                              Limited Operations           W1M OBQ

Wilson Paul Roberts           Finance Director/Chief       c/o Baring Vostok                US
                              Operations Officer           Capital Partners
                                                           Limited

                                                           7Gasheka Street,
                                                           Dukat Place II, Suite 750,
                                                           Moscow, 123056,Russia
